UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.3)*

Ironwood Pharmaceuticals, Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value
(Title of Class of Securities)

46333X108
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46333X108	Page 2 of 6 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,890,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,890,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,890,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[1]
14		TYPE OF REPORTING PERSON PN

1 Based upon the 160,962,175 Shares stated to be outstanding as of February 10, 2021 by the Issuer in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 17, 2021.

CUSIP No. 46333X108	Page 3 of 6 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,844[2]
	8	SHARED VOTING POWER 14,890,000
	9	SOLE DISPOSITIVE POWER 37,844[3]
	10	SHARED DISPOSITIVE POWER 14,890,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,927,844
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[4]
14		TYPE OF REPORTING PERSON IN

2 Represents shares acquired by Dr. Denner in his capacity as director of the Issuer.
3 Represents shares acquired by Dr. Denner in his capacity as director of the Issuer.
4 Based upon the 160,962,175 Shares stated to be outstanding as of February 10, 2021 by the Issuer in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 17, 2021.

CUSIP No. 46333X108	Page 4 of 6 Pages
SCHEDULE 13D
Item 1. Security and Issuer.
This statement constitutes Amendment No. 3 to the Schedule 13D (this “Amendment No. 3”) relating to the Class A Common Stock, par value $0.001 (the “Shares”), issued by Ironwood Pharmaceuticals, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 16, 2019, as amended by Amendment No. 1 and Amendment No. 2 (as amended, the "Initial Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.
Item 3. Source or Amount of Funds or Other Consideration.
Item 3 of the Initial Schedule 13D is hereby amended by adding the following:

The aggregate purchase price of the Shares being reported in Item 5(c) of this Amendment No. 3 was $7,957,960. The source of funding for these Shares was the general working capital of the Sarissa Funds (as defined below).
Item 5. Interest in Securities of the Issuer.
Items 5 (a) and (b) of the Initial Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) Sarissa Capital Management LP (“Sarissa Capital”) may be deemed to beneficially own, in the aggregate, 14,890,000 Shares representing approximately 9.3% of the Issuer’s outstanding Shares (based upon the 160,962,175 Shares stated to be outstanding as of February 10, 2021 by the Issuer in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 17, 2021).  Dr. Denner may be deemed to beneficially own, in the aggregate, 14,927,844 Shares (inclusive of the Shares held directly by Dr. Denner and the Shares that may be deemed to be beneficially owned by Sarissa Capital) representing approximately 9.3% of the Issuer’s outstanding Shares.

(b) For purposes of this Schedule 13D:

Other than the Shares held directly by Dr. Denner, all of the Shares for which Dr. Denner and Sarissa Capital may be deemed to have beneficial ownership are held directly by either Sarissa Capital or by funds and other investment vehicles (the “Sarissa Funds”) for which Sarissa Capital serves as the investment advisor.  As the investment advisor to the Sarissa Funds, Sarissa Capital has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Shares held by the Sarissa Funds.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member, general partner or other control party of the Sarissa Funds, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares held by Sarissa Capital and the Sarissa Funds.

(c)
On March 1, 2021, the Sarissa Funds acquired 344,900 Shares at $9.60 per Share in an open market transaction, for an aggregate purchase price of $3,311,040.
On February 26, 2021, the Sarissa Funds acquired 505,100 Shares at $9.20 per Share in an open market transaction, for an aggregate purchase price of $4,646,920.

CUSIP No. 46333X108	Page 5 of 6 Pages
SCHEDULE 13D
On December 15, 2020, Dr. Denner was granted 661 Shares in his capacity as a director of the Issuer.
On November 9, 2020, Dr. Denner was granted 37,183 Shares in his capacity as a director of the Issuer.
Other than as set forth above, as of 4:00 p.m., Eastern Standard Time, on March 1, 2021, no transactions with respect to Shares were effected during the past sixty (60) days by any of the Reporting Persons.

CUSIP No. 46333X108	Page 6 of 6 Pages
SCHEDULE 13D
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2021

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Senior Partner, General Counsel

By: /s/ Alexander J. Denner, Ph.D.
Alexander J. Denner, Ph.D.